First Quarter 2005 Results

30 May 2005

PT Indosat Tbk

JSX : ISAT

NYSE : IIT

Reuters : ISAT.JK

Bloomberg : ISAT.IJ

Market Capitalization

(As of 31 March 2005) Rp 25.77 trillion

Issued shares

5,287,116,000 (after 5:1 Stock Split & Issuance of ESOP)

Share Price

As of  31  March  2005

Rp 4,875

Hi/Lo (3 mo) 6,400/Rp4,750

Major Shareholders

Indonesia Communication Ltd        41.07%

Government of Indonesia              14.69%

Public                                             44.24%

IDR  to  USD Conversion,

31 March 2005  1 USD = Rp9,480

Board of Directors

Deputy President Dir. – Ng Eng Ho

Finance Dir./CFO – Wong Heang Tuck

Consumer Mkt Dir. – Hasnul Suhaimi

Corporate Mkt Dir. – Wahyu Wijayadi

Business Dev. Dir. – Wityasmoro S. H.

Corporate Svc. Dir. – Sutrisman

Network Quality & Operations Dir –

Raymond Tan

Information Technology  Dir – Joseph Chan

Consolidated Subsidiaries

PT Lintasarta (69.46%)

PT IM2 (99.85%)

Financial Summary

For the Period Ended 31 March

Rp In Billion	2004 (Restated 1)	2005	(%) Change
Operating Revenues	2,518.2	2,865.6	13.8%
Operating Expenses	1,738.0	2,010.3	15.7%
Operating Income	780.2	855.2	9.6%
Net Income	637.9	282.8	-55.7%
Net Income (Before Restatement)	556.4	N/A	N/A
EBITDA [2]	1,379.0	1,613.0	17.0%

(1)

Restated for the early adoption of Statement of Financial Accounting Standards (‘‘SAK’’) 24 (Revised 2004), ‘‘Accounting for Employee Benefits’’, and SAK 38 (Revised 2004), ‘‘Accounting for Restructuring Transactions of Entities under Common Control’’.

(2)

EBITDA means earnings before interest, amortization of goodwill, non-operating income and expense, income tax expense and depreciation as computed under Indonesian GAAP.

Financial Ratios

	Formula	1Q-2004	1Q-2005
EBITDA Margin	EBITDA / Operating Revenues	54.8%	56.3%
Interest Coverage	EBITDA/Interest Expense	467.0%	564.4%
Debt to EBITDA	(Debt + Procurement Payable) EBITDA (Annualized)	202.7%	171.4%
Net Debt to Equity	Net Debt / Total Equity	39.2%	42.4%

Highlights :

•

Our cellular subscriber base reached 10,189,255 as of 31 March 2005, or a 54.6% increase year-on-year.

•

We recorded 2.3% growth in our IDD minutes during first quarter 2005 compared to the same period last year despite competition.

•

Our MIDI business recorded 12.3% growth in operating revenues during first quarter 2005 compared to the same period in 2004 due to a higher demand from the domestic wholesale market.

•

Cellular, fixed telecommunications and MIDI & other services contributed 75.1%, 11.2%, and 13.7%, respectively to operating revenues.

•

On 22 April 2005, Moody upgraded our foreign currency rating to B1 from B2. The ratings outlook is positive.

•

On 11 May 2005, we held a public expose in connection with the planned issuance of our Fourth Indosat Bond and Indosat Syariah Ijarah Bond.

Investor Relations Division

Phone :+62213869614/300030001

PT Indosat Tbk

Fax : +62 21 3804045

Jl Medan Merdeka Barat 21

E-mail : investor@indosat.com

Jakarta – Indonesia

http://www.indosat.com

INDOSAT REPORTS FIRST QUARTER 2005

OPERATING AND FINANCIAL RESULTS WITH LIMITED REVIEW REPORT

Jakarta, 30 May 2005. PT Indosat Tbk (“Indosat” or the “Company”) released its consolidated first quarter 2005 operating and financial results with limited review report.  The Company recorded operating revenues and operating income for the period ended 31 March 2005 of Rp2,865.6 billion and Rp855.2 billion, respectively. Net income was Rp282.8 billion for the same period.

For the three-month period ended 31 March 2005, cellular, fixed telecommunications and MIDI and other services contributed 75.1%, 11.2%, and 13.7%, respectively, to operating revenues.

The financial statements were prepared in accordance with Indonesian Generally Accepted Accounting Principles.

FINANCIAL RESULTS

Operating revenues

Overall operating revenues increased from Rp2.518.2 billion in first quarter 2004 to Rp2,865.6 billion, or 13.8%, in first quarter 2005 primarily as a result of growth in operating revenues from cellular services. Between these same periods, operating revenues from fixed telecommunications services decreased by Rp119.2 billion, or 27.1%, while operating revenues from MIDI services increased by 12.3%. As a result, cellular services revenues represented 75.1% of our total operating revenues in first quarter 2005 compared to 68.4% in first quarter 2004.

Cellular services.  For first quarter 2005, we recorded cellular services operating revenues totaling Rp2,153.2 billion, or an increase of 25.1% from Rp1,721.6 billion in first quarter 2004. Usage charges increased by Rp226.5 billion, or 21.1%, in first quarter 2005 compared to first quarter 2004 and represented 62.4% of our total cellular services operating revenues, compared to 60.4% in first quarter 2004. Although usage charges increased in first quarter 2005 compared to first quarter 2004, they declined as a proportion of total cellular services operating revenues primarily due to the larger percentage increase in value-added features charges resulting from the increased usage of short message services and the expansion of value-added features available to prepaid cellular subscribers in first quarter 2005. Value-added features revenues increased by Rp195.5 billion, or 49.5%, in first quarter 2005 compared to first quarter 2004 and we expect that value-added features charges will continue to increase as a proportion of cellular services operating revenues as data traffic has increased steadily in recent periods. Interconnection revenues decreased by Rp2.5 billion, or 1.4%, in first quarter 2005 compared to 2004 and represented 8.4% of total cellular operating revenues, compared to 10.6% in first quarter 2004. Connection fees decreased by Rp1.6 billion, or 4.9%, in first quarter 2005 compared to first quarter 2004 due to reduced pricing plans for starter packs.

Fixed telecommunications services.    Operating revenues from fixed telecommunications services decreased by Rp119.2 billion, or 27.1%, from Rp440.0 billion in first quarter 2004 to Rp320.9 billion in first quarter 2005. Fixed telecommunications services operating revenues represented 11.2% of our total operating revenues in first quarter 2005, compared to 17.5% of our total operating revenues in 2004. International calls contributed 88.4% to fixed telecommunications services operating revenues with the remaining 11.6% generated by fixed wireless access services. Total call volume from our “001” and “008” international gateways increased by 2.3% from first quarter 2004 to first quarter 2005, from 228.1 million minutes to 233.4 million minutes. Total incoming traffic increased by 13.3%, from 171.0 million minutes in first quarter 2004 to 193.8 million minutes in first quarter 2005, primarily due to our implementation of a market termination rate-based pricing system with several foreign telecommunications operators, as well as volume commitments from foreign telecommunications operators. Outgoing traffic decreased by 30.6%, from 57.1 million minutes in first quarter 2004 to 39.6 million minutes in first quarter 2005 due primarily to increased competition.

MIDI services.   In first quarter 2005, operating revenues from MIDI services represented 13.7% of our total operating revenues. Operating revenues from MIDI services increased by Rp42.9 billion, or 12.3%, from Rp348.4 billion in first quarter 2004 to Rp391.4 billion in first quarter 2005, despite increased competition from domestic and international telecommunications operators. The increase in MIDI services operating revenues are mainly attributable to significant growth in the wholesale market, especially for domestic high-speed leased lines and IP-based services such as IPVPN.

Operating expenses

Operating expenses increased by Rp272.4 billion, or 15.7%, from Rp1,738.0 billion in first quarter 2004 to Rp2,010.3 billion in first quarter 2005 primarily due to increased expenses for depreciation and amortization, personnel, administration and general, and other cost of services.

Depreciation and amortization expenses. Depreciation and amortization expenses increased 26.6% from Rp598.7 billion in first quarter 2004 to Rp757.8 billion in first quarter 2005 primarily due to increased capital expenditures during 2004 and a corresponding increase in cellular equipment.

Personnel costs. Personnel costs increased by Rp43.6 billion, or 15.4%, from Rp283.7 billion in first quarter 2004 to Rp327.3 billion in first quarter 2005 primarily due to increased expenses associated with our Employee Stock Ownership Program, the need to outsource certain tasks due to our growth in businesses and post-retirement benefits.

Compensation expenses to telecommunications carriers and service providers. Compensation expenses to telecommunications carriers and service providers which relates principally to international call services, decreased 25.0% from Rp149.2 billion in first quarter 2004 to Rp111.9 billion in first quarter 2005 primarily due to increased traffic originating from and terminating at our network. Such decrease in compensation expenses is also partially attributable to the expansion of our cellular network and the realization of certain synergies resulting from the merger of Satelindo and IM3 into Indosat.

Maintenance expenses.  Maintenance expenses increased by Rp16.2 billion, or 13.7%, from Rp117.8 billion in first quarter 2004 to Rp134.0 billion in first quarter 2005 primarily due to increased maintenance expenses associated with our cellular equipment, primarily base transceiver stations and additional cellular equipment installed between such periods.

Administration and general expenses. Administration and general expenses increased by Rp34.4 billion, or 25.4%, from Rp135.3 billion in first quarter 2004 to Rp169.7 billion in first quarter 2005 primarily due to increases in provisions for doubtful accounts.

Marketing expenses. Marketing expenses decreased by Rp9.4 billion, or 10.4%, from Rp90.3 billion in first quarter 2004 to Rp80.9 billion in first quarter 2005 due primarily to lower programs.

Leased circuits expenses. Leased circuits expenses relates principally to the use of leased circuits by our cellular services and MIDI services businesses. Leased circuits expenses increasd by Rp14.1 billion, or 59.0%, from Rp23.8 billion in first quarter 2004 to Rp37.9 billion in first quarter 2005 due primarily to the increase in MIDI services usage and the expansion of our cellular network coverage.

Other cost of services expenses.  Other cost of services expenses increased by Rp51.8 billion, or 15.3%, from Rp339.2 billion in first quarter 2004 to Rp390.9 billion in first quarter 2005. Radio frequency license expenses, as the largest component of other cost of services expenses,  represented approximately 25% of our total other cost of service expenses. SIM card and pulse reload vouchers expenses and fees paid to content providers for VASMS also contributed to the increase in our other cost of services. Increased expenses related to the radio frequency license reflects our expanded cellular network between first quarter 2004 and first quarter 2005.

Other expenses

We recorded other expenses of Rp432.8 billion in first quarter 2005 compared to other income of Rp147.5 billion in first quarter 2004 reflecting the following:

We did not record any gain of sale of investment in associated company recorded in first quarter 2005, whereas we recorded gain on sale of investment in associated company of Rp323.6 in first quarter 2004 as a result of the sale of our interest in MGTI. In first quarter 2004, we also recorded gain on sale of other long-term investments of Rp110.9 billion, which related primarily to the sale of our interest in Pramindo Ikat Nusantara.

We recorded a foreign exchange loss-net of Rp67.2 billion in first quarter 2005 due to the depreciation of the Rupiah against the U.S. dollar in first quarter 2005 compared to first quarter 2004 and the higher weighted average balance of U.S. dollar-denominated liability in first quarter 2005 compared to first quarter 2004.

Our loss on change in value of derivatives was Rp104.9 billion in first quarter 2005 and resulted primarily from hedging transactions that we entered into in 2004 in connection with our U.S. dollar indebtedness.

STATUS OF BORROWINGS

As of 31 March 2005, the Company had outstanding long-term borrowings totalling Rp8,944.7 billion including:

•

long-term debt (net of current maturities) of Rp1,301.1 billion;

•

current maturities of long-term Debt of Rp60.8 billion; and

•

bonds payable - net of unamortized bonds and note issuance cost of Rp7,582.6 billion.

The table below summarizes our long-term indebtedness as of 31 March 2005:

Facility	Amount	Maturity	Interest Rate
INDOSAT
Bonds I (Rp billion)	1,000	2006	Series A Fixed 18.5% pa Series B Floating, maximum 21% and minimum 16%
Bonds II (Rp billion)	1,250	2007	Various (Fixed, floating and revenue sharing/Syariah)
Bonds III (Rp billion)	2,500	2008 and 2010	12.5% and 12.875% fixed
U.S. Bonds (US$ Million)	300	2010	7.75% (Fixed)
Secured Loan (Bank Syndicated) (Rp billion)
- Mandiri	120.6	2008	Fixed rate 9.3% for 2 yr, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for following year
- BNI	517.6	2008	Fixed rate 9.3% for 2 yr, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for following year
- BCA	611.8	2008	Fixed rate 9.3% for 2 yr, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for following year
LINTASARTA
Bank loan(Rp billion)	144.9	2007	3-month time deposit rate guaranteed by BI + 3% - 3.5%
Convertible Bonds (Rp billion)	36.5	2006 - 2007	Fixed rate and floating rate

For the purpose of calculating the revenue-sharing component of Indosat’s Syariah Bond, the table below presents the consolidated satellite operating revenues and IM2’s  Internet operating revenues:

 Revenues (Rp in Billions)

Q1-05

Internet (from IM2)

76.0

Satellite (Indosat Consolidated)

34.4

CAPITAL EXPENDITURES

In first quarter 2005, Indosat committed Rp3,185.7 billion for capital expenditures as follows:

(i)

Rp3,065.4 billion for our cellular network;

(ii)

Rp96.5 billion for fixed telecommunications; and

(iii)

Rp23.9 billion for MIDI and other services.

For 2005, Indosat expects its capital expenditures to be approximately US$800-900 million (including amounts spent in first quarter 2005) with approximately 77% to be allocated for expansion of our cellular services business.

 OPERATING RESULTS

Cellular services

435,000 net additional cellular subscribers added in first quarter 2005

In first quarter 2005, our net addition of cellular subscribers totaled 435,000 cellular subscribers and our cellular subscriber base increased by 54.6% by March 31, 2005 compared to the first quarter of 2004 to 10,189,255 cellular subscribers. This increase was due to our continuing promotional efforts, expansion and enhancement of our cellular network and coverage, as well as the introduction of various new cellular features and products.

We recorded blended ARPU of Rp77,816 for first quarter 2005, representing a 22.3% decrease from first quarter 2004.

Cellular Marketing and Promotion initiatives launched during the quarter included, among others:

•

“Mentari Asik” with starter packages with the nominal price of Rp25.000 and offering Rp15,000 talk time preloaded and a 10% bonus for the first two voucher reloads;

•

“Mentari Tarif Hebat,” which is a “family and friends package” offering a special voice tariff between three pre-registered numbers (including the original party) with talk time charged at the rate of Rp300 per 30-second interval;

•

“IM3 Kartu Super Hemat”  with starter packages with the nominal price of Rp20.000, which offers Rp15,000 talk time preloaded, a preloaded talk time bonus worth Rp10,500, local intra-network voice tariff of Rp250 per 30 seconds off-peak (between Indosat cellular customers) and intra-network SMS charges of Rp100 per SMS;

•

Launched IM3 in new areas, including Sumatera, Kalimantan and Sulawesi;

•

Introduced Blackberry services for corporate and retail (individual) markets; and

•

Matrix Package & Cross-selling Program with handset provider and corporate segment to broaden market.

Network Development Updates

As of March 31, 2005

Operational sites

4,409

Base station controllers

   150

Mobile switching centers

     42

During first quarter 2005, we expanded and enhanced our cellular network to meet the increased usage demands and to broaden our network coverage. As of March 31, 2005, we had 4,409 operational sites, 150 base stations controllers, and 42 mobile switching centers. As of March 31, 2005, we had finalized the integration of the cellular networks of our legacy subsidiaries, Satelindo and IM3, for the areas of Southern Central Java, East Java and Batam.  Integration of the cellular networks for the rest of Indonesia is expected to be finalized in 2005.

Fixed telecommunications services

IDD services

Our total call traffic, including both incoming and outgoing minutes, for first quarter 2005 was 233.4 million minutes, representing an increase of 2.3% from the same period of 2004. However, our outgoing call traffic decreased due primarily to increased competition, especially for traffic originated from the PSTN and other cellular operators. The 13.3% increase in incoming traffic resulted primarily from volume commitments from foreign telecommunications operators.

To defend our IDD market share, Indosat initiated several key programs in first quarter 2005, including:

•

launch of Flat Call 016 as a third tier of our IDD telecommunications services; and

•

allowing access to our IDD services through our network of fixed wireless terminals.

Fixed wireless access services

As of 31 March 2005, our fixed wireless access services had a total subscriber base of 77,735 comprised of 15,680 postpaid subscribers and  62,055 prepaid subscribers.  Blended ARPU for first quarter 2005 was Rp60,258 with ARPU of Rp182,041 for postpaid subscribers and ARPU of Rp31,115 for prepaid subscribers.

MIDI services

In first quarter 2005, overall MIDI services enjoyed a positive growth, especially for the wholesale segment and IP-based services, reflecting the growing market demand for MIDI services.

In first quarter 2005, we experienced an increase in domestic demand for broadband leased lines. This increase was partially driven by the increase in our facilities management services business, which resulted in domestic high-speed leased lines posting a significant increase in first quarter 2005 as compared to previous periods.

In an effort to increase operating revenues from MIDI services in both international and domestic markets and to anticipate market competition, Indosat’s MIDI services strategy is to maintain international market presence and to expand our market share of the domestic market by establishing partnership programs and offering competitive prices for wholesale and end-user segments as well as expanding our infrastructure and network capacity.

Our key initiatives in our MIDI services business in first quarter 2005 were as follows:

•

aggressive selling of domestic and international broadband services; and

•

expand market coverage by developing international and domestic points of presence, implement FBO and activation NAP peering networks.

RECENT DEVELOPMENTS

Reprofiling of syndicated loan

On 31 March 2005, Indosat reprofiled and amended the agreement on its syndicated loan (the “Loan”) originally entered into on 2 October  2003 with a principal amount of Rp2.0 trillion. Following the reprofiling and amendment, the terms and conditions of the Loan were revised as follows:

•

remaining principal balance totaling Rp 1.25 trillion;

•

maturity date of 1 April 2008 with the option for Indosat to partially or fully prepay the outstanding principal balance at any time after 1 April 2007 without any prepayment penalty and at any time prior to 1 April 2007 with a prepayment fee of 1%;

•

fixed interest rate of 9.3% per annum starting from 1 April 2005 to 1 April 2007 and a minimum interest rate of 10.5% per annum or SBI plus margin rate (whichever is higher)  thereafter; and

•

release Indosat from any security or cellular assets collateral.

Indosat Plans to Issue Indosat Bond IV and Indosat Syariah Ijarah Bond of up to Rp1.1 Trillion

Indosat intends to issue Indosat IV Bonds and Indosat Syariah Ijarah Bonds denominated in Rupiah. The proceeds will be used to finance the Company’s capital expenditures for the business development of the Company.

The maximum total issuance will be Rp1.1 trillion and will be comprised of both Conventional Bonds and Syariah Ijarah Bonds.

The final composition of each issuance amount has yet to determined.  Pefindo has rated Indosat and the proposed Bonds “idAA+” for the Indosat Bonds IV Year 2005 and “idAA+sy” for the Shariah Ijarah Indosat Bonds Year 2005.

IM3 Super School Program

To support education and promote sport activities among students, Indosat launched IM3 Super School Program. Through this program, Indosat sponsors the development of sport facilities and equipment in 50 high schools around the Greater Jakarta Area (Jabotabek). In addition to benefiting the students and local community, the program also serves to increase IM3 brand awareness among high school students.

Matrix BNI MasterCard

Indosat and BNI, one of the leading national banks in Indonesia, in cooperation with MasterCard International, launched “Matrix BNI Credit Card” offering flexibility and enhanced features for Matrix cellular subscribers, including a mobile browser menu that can access various information as billing and credit balances, billing discount for three months, free monthly subscription for one year, free first year annual fee, point rewards and auto debit for Matrix billing.

Minister of Communications and Informatics Decree on Access Code for Domestic Long Distance

The Minister of Communications and Informatics issued and took into effect decrees no  06/P/M.Kominfo/5/2005 (“Decree”)  to amend the Minister of Communications Decree No 4 Year 2001 on National Fundamental Technical Plan 2000 for the Development of National Telecommunications. The Decree requires the Domestic Long Distance Operator to provide the option for the subscribers to choose the DLD access codes or just dial prefix “0”. If the user chooses any particular DLD access code, the operator shall ensure that the traffic is routed according to the subscribers’ choice and shall not reroute the traffic to other network.

The Decree shall take into effect on 17 May 2005

Disclaimer:

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward-looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2004 & 2005

(In Billions of Indonesian Rupiah and Millions of US$, except for EPS and Earning per ADS)

DESCRIPTION				Growth
	Three Months
	Ended March 31,
	2004	2005
	Rp	Rp	US $

OPERATING REVENUES
Cellular	1,721.6	2,153.2	227.1	25.1%
Fixed Telecommunication	440.0	320.9	33.8	-27.1%
Multimedia, Data Communication, Internet ("MIDI")	348.4	391.4	41.3	12.3%
Other services	8.1	0.1	0.0	-98.3%
TOTAL OPERATING REVENUES	2,518.2	2,865.6	302.3	13.8%

Depreciation & amortization	598.7	757.8	79.9	26.6%
Personnel costs	283.7	327.3	34.5	15.4%
Compensation to telecommunications carriers & service providers	149.2	111.9	11.8	-25.0%
Maintenance	117.8	134.0	14.1	13.7%
Administration and general	135.3	169.7	17.9	25.4%
Marketing	90.3	80.9	8.5	-10.4%
Leased circuit	23.8	37.9	4.0	59.0%
Other costs of services	339.2	390.9	41.2	15.3%
TOTAL OPERATING EXPENSES	1,738.0	2,010.3	212.1	15.7%

OPERATING INCOME	780.2		855.2	90.2

OTHER INCOME(EXPENSES)
Interest income	58.1	39.3	4.2	-32.3%
Financing cost	(299.6)	(290.1)	(30.6)	-3.2%
Loss on change in fair value of derivatives - net	(0.7)	(104.9)	(11.1)	14226.2%
Gain (loss) on foreign exchange - net	7.2	(67.2)	(7.1)	-1033.7%
Amortization of goodwill	(56.6)	(56.6)	(6.0)	0.0%
Gain (loss) on sale of other long-term investments	110.9	(1.0)	(0.1)	-100.9%
Gain on sale of investments in associated company	323.6	0.0	0.0	-100.0%
Others - net	4.6	47.7	5.0	944.4%
TOTAL OTHER INCOME(EXPENSES)	147.5	(432.8)	(45.7)	-393.4%

EQUITY IN NET INCOME OF ASSOCIATED COMPANIES	1.5	0.0	0.0	-100.0%

INCOME BEFORE INCOME TAX	929.3	422.4	44.6	-54.5%

INCOME TAX BENEFIT (EXPENSE)	(16.4)	(97.0)	(10.2)
Current	(267.7)	(34.6)	(3.6)	492.8%
Deferred	(284.1)	(131.5)	(13.9)	-87.1%
TOTAL INCOME TAX BENEFIT (EXPENSE)	(16.4)	(97.0)	(10.2)	-53.7%

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF
OF SUBSIDIARIES	645.2	290.9	30.7	-54.9%

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(7.3)	(8.1)	(0.9)	10.3%

NET INCOME	637.9	282.8	29.8	-55.7%

BASIC EARNINGS PER SHARE (as restated)	123.20	54.19	0.01	-56.0%

DILUTED EARNINGS PER SHARE (as restated)	122.89	53.97	0.01	-56.1%

BASIC EARNINGS PER ADS (50 B shares per ADS, as restated)	6,160.21	2,709.25	0.29	-56.0%

DILUTED EARNINGS PER ADS (as restated)	6,144.72	2,698.62	0.28	-56.1%

'(1) Translated into dollars based on average buying and selling rate of US$ 1.00 = Rp 9,480,- which is published by Indonesian Central Bank on March 31, 2005.

'(2)  Percentage changes may vary due to rounding.

PT INDOSAT Tbk AND SUBSIDIARIES

BALANCE SHEET

AS OF MARCH  31,  2004  AND  2005

(In Billions of Indonesian Rupiah and Millions of US$)

DESCRIPTION	CONSOLIDATED
	2004	2005
	Rp	Rp	US$ (1)

CURRENT ASSETS
Cash and cash equivalents	4,401.2	3,222.8	340.0
Short term investment - net of allowance	89.4	37.7	4.0
Accounts receivable - net of allowance
Trade :
Related parties
PT Telkom	354.1	139.7	14.7
Others	275.2	131.1	13.8
Third parties	898.8	975.3	102.9
Others :
Third parties	15.1	114.8	12.1
Inventories	121.7	147.7	15.6
Derivative assets	14.5	-	-
Advances	201.3	62.7	6.6
Prepaid taxes	1,253.7	721.9	76.1
Prepaid expenses	108.5	212.4	22.4
Other current assets	27.6	6.5	0.7
Total Current Assets	7,761.0	5,772.6	608.9

NON-CURRENT ASSETS
Due from related parties - net of allowance	69.9	43.2	4.6
Deferred tax assets - net	59.1	38.2	4.0
Investment in associated companies - net of allowance	33.2	0.4	0.0
Other long-term investments - net of allowance	102.2	4.7	0.5
Property and equipment - net	14,390.5	17,859.2	1,883.9
Goodwill and other intangible assets - net	3,261.8	2,929.5	309.0
Long-term receivables	119.3	127.5	13.5
Long-term prepaid pension - net of current portion	130.9	174.5	18.4
Long term advance	215.5	320.9	33.8
Other non-current assets	330.6	410.8	43.3
Total Non-Current Assets	18,713.0	21,908.9	2,311.1

TOTAL ASSETS	26,474.1	27,681.5	2,920.0

(1)  Translated into dollars based on average buying and selling rate of US$ 1.00 = Rp 9,480,-

      which is published by Indonesian Central Bank on March 31, 2005.

DESCRIPTION	CONSOLIDATED
	2004	2005
	Rp	Rp	US$ (1)

CURRENT LIABILITIES
Short-term loans	16.7	-	-
Accounts payable - trade :
Related parties	16.5	4.8	0.5
Third parties	183.6	190.4	20.1
Procurement payable	1,810.5	2,111.5	222.7
Taxes payable	304.4	110.3	11.6
Accrued expenses	946.4	925.2	97.6
Unearned income	478.3	625.9	66.0
Deposits from customers	63.0	24.8	2.6
Derivative liabilities	15.2	278.2	29.3
Current maturities of long-term debts :
Related parties	84.1	-	-
Third parties	112.1	60.8	6.4
Other current liabilities	35.9	10.2	1.1
Total Current Liabilities	4,066.9	4,342.1	458.0

NON-CURRENT LIABILITIES
Due to related parties	2.4	27.5	2.9
Deferred tax liabilities - net	191.2	527.9	55.7
Long-term debts - net of current maturities :
Related parties	924.3	626.5	66.1
Third parties	926.6	674.6	71.2
Bonds payable	7,307.2	7,582.6	799.9
Other non-current libilities	209.7	220.5	23.3
Total Non-Current Liabilities	9,561.4	9,659.8	1,019.0

MINORITY INTEREST	153.1	170.5	18.0

SHAREHOLDERS' EQUITY
Capital stock	517.8	528.7	55.8
Premium on capital stock	673.1	884.4	93.3
Differences in value from restructuring
transactions of entities under common control	-	-	-
Difference in transactions of equity changes in
associated companies / subsidiaries	403.8	403.8	42.6
Stock options	39.7	109.3	11.5
Difference in foreign currency translation	0.3	0.4	0.0
Retained Earning :
Appropriated	17.9	33.6	3.5
Unappropriated	10,402.2	11,266.2	1,188.4
Net income this period	637.9	282.8	29.8
Total Retained Earning	11,058.0	11,582.6	1,221.8
Net Shareholders' Equity	12,692.7	13,509.1	1,425.0

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	26,474.1	7,681.5	2,920.0

PT Indosat Tbk and Subsidiaries

Key Operational Data

YTD For The Year Ended 31 March 2004 and 2005

Description	Unit	YTD	YTD	Growth
		Ended	Ended
		31 March 2004	31 March 2005
		1	2	3=(2-1)/1

CELLULAR
Prepaid	subs	607,356	371,157	-38.9%
Postpaid	subs	20,604	63,491	208.1%
Total Net Additions	subs	627,960	434,648	-30.8%
Prepaid	subs	6,208,238	9,585,820	54.4%
Postpaid	subs	382,166	603,435	57.9%
Total Cellular Subscribers	subs	6,590,404	10,189,255	54.6%
ARPU Postpaid	Rp	286,673	244,131	-14.8%
ARPU Prepaid	Rp	88,336	67,635	-23.4%
ARPU Blended	Rp	100,129	77,816	-22.3%

IDD
Outgoing Traffic	000 min	57,125	39,625	-30.6%
Incoming Traffic	000 min	170,998	193,784	13.3%

Total Traffic	000 min	228,123	233,409	2.3%
I/C Ratio	-	2.99	4.89

MIDI
Indosat : (Accumulated Numbers)
Wholesale
International High Speed Leased Circuit	cct/64k	1,945	2,942	51.3%
Domestic High Speed Leased Circuit	cct/64k	700	19,624	2703.4%
Satellite Transponder Leased (external usage only)	# transp	12.6	11.6	-7.9%
Datacom
International High Speed Leased Circuit	cct/64k	594	592	-0.3%
Domestic High Speed Leased Circuit	cct/64k	2,809	4,037	43.7%
Frame Relay	port	1,008	1,093	8.4%
IPVPN	cct/64k	205	453	121.0%

Lintasarta : (Accumulated Numbers)
High Speed Leased Line (SDL)	link	2,002	1,701	-15.0%
Frame Relay	access	3,823	4,357	14.0%
VSAT	terminal	1,282	1,619	26.3%
Internet Dial Up	user	2,276	1,848	-18.8%
Internet Dedicated	link	262	1,701	-15.0%

IM2
Internet Dial Up	user	25,754	25,116	-2.5%
Internet Dedicated	link	610	729	19.5%
IM2

EMPLOYEES

Indosat and its subsidiaries	person	6,770	7,786	15.0%
(including non permanent employees)